UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of February, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date February 11, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

11 February 2005

CEO TENURE AND SENIOR MANAGEMENT CHANGES

Coles Myer today announced that John Fletcher would stay on as CEO after his current contract expires in September 2006.

The company also announced new executive appointments.

CML Chairman, Rick Allert, said Mr Fletcher had agreed to the Board's request to extend his term of employment as CEO beyond 2006.

"The Board is delighted with Coles Myer's progress and with John's leadership of the business.

"In order to give shareholders some certainty about leadership continuity, we have reached agreement with John now to extend beyond his contract."

Mr Allert said the conditions of Mr Fletcher's employment post September 2006 would require either party to give 12 months' notice of termination.

"We are very pleased that John will lead the company beyond the completion of our current five-year strategy and into the next phase of Coles Myer's development," he said.

Mr Fletcher announced that Larry Davis, currently Managing Director of Target, would take up the position of Managing Director of Kmart, following the appointment of Hani Zayadi to lead the Food, Liquor and Fuel business.

"Larry has done an outstanding job in rebuilding Target over the past three years, to the point that it is now Australia's biggest retailer of women's apparel. He will also bring to the role 29 years' experience in retail merchandise and marketing at Kmart US and Sears Roebuck in the United States.

Launa Inman, currently Managing Director of Officeworks, will take over as Managing Director of Target, and Joe Barberis, currently Managing Director of Coles Express will become the new Managing Director of Officeworks.

"Launa's past experience as General Manager of Apparel and Accessories at Target and previous roles with Big W and South African retailer, Pages and Edgars, equip her well for the Target role," Mr Fletcher said.

"Joe has considerable leadership experience in fuel and convenience store retailing, both at Shell and within the Coles Myer group. Since his appointment as Managing Director of our newest business, Coles Express, in July 2003, Joe has demonstrated strong retail leadership skills, which will translate well into the Officeworks brand."

The process has commenced to identify a new MD for Coles Express.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521